King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: 404/572-4600 Fax: 404/572-5100
Alan J. Prince Direct Dial: 404/572-3595 Direct Fax: 404/572-5133 APrince@kslaw.com

November 12, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Attorney-Advisor

Re:	FleetCor Technologies, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed November 12, 2010 File No. 333-166092

Dear Mr. Orlic:

On behalf of FleetCor Technologies, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act of 1933, as amended, with the Securities and Exchange Commission the following:

•	Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (File No. 333-166092) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 5, without exhibits, marked to show changes from Amendment No. 4 to the Registration Statement filed on August 9, 2010.

We are responding supplementally to the Staff’s comments contained in its letter, dated May 12, 2010.

Prior Staff Comment 3

In its May 12, 2010 comment letter, the Staff requested documentation regarding the factual basis for various statements in the Registration Statement. The Company has revised

Securities and Exchange Commission

November 12, 2010

Amendment No. 5 to update a factual statement on page 78. Documentation concerning this updated statement has been supplementally provided with this letter (marked as Exhibit A). The Company advises the staff that it did not commission this third-party report referenced in Amendment No. 5 and Exhibit A.

Prior Staff Comment 39

In its May 19, 2010 response letter, the Company advised the Staff that the Company would continue to supplementally provide stock-based compensation information requested by prior Staff comment 39. As a result, the Company has supplementally provided with this letter (marked as Exhibit B) additional stock-based compensation information requested by the Staff’s prior comment.

* * * *

If we can be of any assistance in explaining this response or the changes in Amendment No. 5, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince

Alan J. Prince

cc:	Michael F. Johnson – Securities and Exchange Commission
Stephen Krikorian – Securities and Exchange Commission
Ryan Rohn – Securities and Exchange Commission
Eric R. Dey – FleetCor Technologies, Inc.
Sean Bowen – FleetCor Technologies, Inc.
Jon R. Harris, Jr. – King & Spalding LLP
Nicholas R. Franz – Ernst & Young LLP
Andrew J. Pitts – Cravath, Swaine & Moore LLP